UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 13, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NetSuite Inc.

File No. 5-83718 - CF#34282

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Oracle Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Schedule TO-T/A filed on September 27, 2016, relating to the common shares of NetSuite Inc.

Based on representations by Oracle Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99(C)(9)   through September 26, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary